UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF
EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _______________________________ TO _______________________________

COMMISSION FILE NUMBER 001-09974

Enzo Biochem, Inc.
Salary Reduction Profit Sharing Plan

(Full title of the plan and the address of the plan,
if different from that of the issuer named below:)

Enzo Biochem, Inc. 527 Madison Ave. New York, NY 10022

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ENZO BIOCHEM, INC.
SALARY REDUCTION PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Enzo Biochem, Inc. Salary Reduction Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Enzo Biochem, Inc. Salary Reduction Profit Sharing Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ EisnerAmper LLP

New York, New York
June 24, 2011

ENZO BIOCHEM, INC.
SALARY REDUCTION PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31,

	2010	2009

ASSETS
Investments (at fair value):
Mutual funds	$13,632,248	$11,448,554
Common stock	1,952,326	1,580,131

	15,584,574	13,028,685

Receivables:
Employer’s contributions	698,759	697,044
Participants’ contributions	11,996
Notes receivable – participants	330,621	286,851

	1,041,376	983,895

TOTAL ASSETS	16,625,950	14,012,580

NET ASSETS AVAILABLE FOR BENEFITS	$16,625,950	$14,012,580

See notes to financial statements.

ENZO BIOCHEM, INC.
SALARY REDUCTION PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2010

Additions to net assets attributed to:
Investment income:
Interest on loans to participants and interest bearing cash	$17,564
Interest and dividends	295,525
Net appreciation in fair value of investments and net gain on sale of investments	1,024,123
Contributions:
Participants’ contributions	2,049,740
Employer’s contributions	698,759

Total additions	4,085,711

Deductions from net assets attributed to:
Benefits paid to participants	1,464,269
Administrative expenses	8,072

Total deductions	1,472,341

Net increase in net assets available for benefits	2,613,370

Net assets available for plan benefits, beginning of year	14,012,580

Net assets available for plan benefits, end of year	$16,625,950

See notes to financial statements.

ENZO BIOCHEM, INC.
SALARY REDUCTION PROFIT SHARING PLAN
Notes to Financial Statements

NOTE 1:	PLAN DESCRIPTION

The following description of the Enzo Biochem, Inc. Salary Reduction Profit Sharing Plan (“the Plan”) provides only general information. Participants should refer to the Plan Agreement, as amended, for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible United States based employees who have completed one month of service effective April 1, 2010, formerly three months of service, and have attained age twenty-one of Enzo Biochem, Inc., (the “Plan Sponsor”), and its wholly owned subsidiaries, Enzo Clinical Labs, Inc., Enzo Therapeutics, Inc., and Enzo Life Sciences, Inc., (collectively, the “Company”), and the United States based employees of Enzo Life Sciences, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Eligible employee participants can elect to defer up to the maximum amount permitted by the Internal Revenue Code (the “Code”) for each year ($16,500 in 2010 and 2009). Effective January 1, 2002, catch-up contributions are also permitted for participants who have attained age 50 by December 31st, in accordance with Section 414(v) of the Code, in an amount up to a maximum of $5,500 in 2010 and 2009, bringing those participants’ statutory maximum limitation to $22,000 in 2010 and 2009. In 2010, participant contributions totaled $2,049,740 which includes $97,690 in rollover contributions.

The Company may contribute to the Plan annually, a discretionary matching contribution. For 2010 the contribution was equal to 50% of the participant’s 401(k) contribution, not to exceed 50% of 10% of the participant’s annual compensation. Participants who have completed a year of service during the plan year and are actively employed as of the last day of the plan year shall be deemed eligible to share in the matching contribution for the year. In 2010, the total matching contributions were $698,759 in the form of Enzo Biochem Inc. common stock.

The Plan provides that unless the participant affirmatively elects otherwise, the participant’s compensation will automatically be reduced by 3%, which will be considered to be the Participant’s salary reduction election.

Participant Accounts

Participants direct their contributions into various investment options offered by the Plan which include a choice of mutual funds and the common stock of Enzo Biochem, Inc. Contribution selections are designated by the participants. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

ENZO BIOCHEM, INC.
SALARY REDUCTION PROFIT SHARING PLAN
Notes to Financial Statements

NOTE 1:	PLAN DESCRIPTION (continued)

The Plan allows a participant to elect to classify all or part of his or her elective deferrals as a Roth 401(k) deferral.

Vesting

Participants’ contributed funds arising from salary reductions and the earnings thereon, are fully vested at all times. Vesting in the Company’s matching contribution and earnings thereon, are ratable over four years of service.

Forfeitures

Through March 31, 2010 any forfeited nonvested amounts are credited to active participant accounts. At and for the years ended December 31, 2010 and 2009, forfeitures were $16,148 and $16,453, respectively. During the 2010 Plan year $16,357 was allocated to the participants. Effective April 1, 2010 any forfeited nonvested amounts are applied to reduce the Company’s future contributions to the Plan.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of 50% of their vested account balance or $50,000. Participants are entitled to borrow from their account for a maximum loan term of five years unless the proceeds are used to acquire a principal residence in which case it may exceed five years. The loans are secured by the participant’s vested account balance and bear a reasonable rate of interest. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, participants may elect to receive an amount equal to the value of the vested interest in their account in either a lump sum amount or in various annuity options. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump sum distribution. Benefits are payable in the form of cash or property.

Plan Expenses

Certain operating expenses including, among others professional fees of the Plan, are paid by the Plan Sponsor.

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and under the accrual basis method of accounting. Benefits are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of net assets available for benefits at the date of the financial statements and the accompanying footnotes and the changes in net assets available for benefits during the reporting period and when applicable disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

ENZO BIOCHEM, INC.
SALARY REDUCTION PROFIT SHARING PLAN
Notes to Financial Statements

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The Company stock is valued at quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end.

Interest income is recorded on the accrual basis. Investment earnings are reinvested in the respective funds. Investment earnings include the Plan’s proportionate share of realized gains and losses on the disposal of investments, and appreciation or depreciation in the fair value of the underlying investments comprising the respective mutual funds. All purchases and sales are recorded on a trade date basis.

The Plan presents in the statement of changes in net asset available for benefits, the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

NOTE 3:	NOTES RECEIVABLE FROM PARTICIPANTS

In September 2010, the Financial Account Standards Board (“FASB”) issued new guidance that requires participant loans be classified as notes receivable from participants in the financial statements of a defined contribution pension plan, measured at the unpaid principal balance plus accrued, but unpaid interest. The Plan adopted the new guidance, which is effective for fiscal years ending after December 15, 2010, and is applied retrospectively, by reclassifying participant loans on the Statement of Net Assets Available for Benefits for all years presented. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

NOTE 4:	RECENT ACCOUNTING DEVELOPMENTS

In January 2010, the Financial Accounting Standards Board (FASB) issued a new accounting guidance for Fair Value Measurements and Disclosures and Improving Disclosures about Fair Value Measurements. The guidance requires Plans to disclose (i) separately the amounts of significant transfers in and out of Level 1 and Level 2 and reasons for the transfers; (ii) disclosure on gross basis of purchases, sales, issuances and settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure for both recurring and non-recurring fair value measurements for Level 2 or Level 3. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009 except for the level 3 disclosures requirements which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this pronouncement had no effect and is not expected to have an impact on the Plan’s financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and International Financial Reporting Standards (Topic 820) - Fair Value Measurement. The new guidance relates to fair value measurements, related disclosures and consistent meaning of the term “fair value” in US GAAP and International Financial Reporting Standards. The amendment clarifies how to apply the existing fair value measurements and disclosures. For fair value measurements classified within level 3, an entity is required to disclose quantitative information about the unobservable inputs. A reporting entity is also required to disclose additional information like valuation processes, a narrative description of the sensitivity of the fair value measurements to changes in unobservable inputs and the interrealtionships between those unobservable inputs. For public entities the guidance is to be applied effective during interim and annual periods beginning after December 15, 2011. Early application for public entities is not permitted. The Plan is currently evaluating the impact of the adoption of ASU 2011-04 on its financial statements.

ENZO BIOCHEM, INC.
SALARY REDUCTION PROFIT SHARING PLAN
Notes to Financial Statements

NOTE 5:	FAIR VALUE MEASUREMENTS

The Plan adopted guidance under ASC 820, Fair Value Measurements, which establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the assets or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 Input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurements.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

There have been no changes in the methodologies used at December 31, 2010 and 2009. The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

ENZO BIOCHEM, INC.
SALARY REDUCTION PROFIT SHARING PLAN
Notes to Financial Statements

NOTE 5:	FAIR VALUE MEASUREMENTS (continued)

The following tables sets forth by level, within the fair value hierarchy, the Plan’s investments as of December 31:

	Assets at Fair Value as of

	December 31, 2010	December 31, 2009

	Level 1	Level 1

Mutual funds
Mid/large cap stock	$10,350,544	$8,579,638
Money market	1,366,663	1,059,514
Fixed income	1,036,386	1,132,844
International	487,681	359,590
Small cap stock	390,974	316,968

	$13,632,248	$11,448,554

Common stock	1,952,326	1,580,131

	$15,584,574	$13,028,685

The valuation techniques used to measure fair value of investments are included in Note 2.

ENZO BIOCHEM, INC.
SALARY REDUCTION PROFIT SHARING PLAN
Notes to Financial Statements

NOTE 6:	INVESTMENTS

The following table presents the fair values, as determined by quoted market price, of the investments at December 31:

	2010		2009

Enzo Biochem, Inc. (369,758 shares at 2010, 293,704 shares at 2009)	$1,952,326	*	$1,580,131	*
Pimco Total Return	328,043		239,281
MSIFT Mid Cap Growth Portfolio	153,273		59,507
NB Genesis	289,765		267,428
Allianz NFJ Dividend Value	71,732		19,534
Columbia Acorn International Select	240,078		217,402
Allianz NFJ Small Cap Value	101,209		49,541
Royce Value Plus	104,148		76,734
Fidelity Fund	115,116		96,657
Fidelity Contrafund	715,168		653,955
Fidelity Capital & Income	104,514		46,481
Fidelity Government Income	379,683		291,846
Fidelity Leveraged Company	51,458		46,978
Fidelity International Discovery	88,616		56,613
Fidelity Emerging Markets	82,218		41,928
Fidelity Growth Discovery	60,688		35,988
Fidelity Freedom Income	72,082		67,367
Fidelity Freedom 2000	42,289		31,324
Fidelity Freedom 2010	1,215,155	*	1,062,611	*
Fidelity Freedom 2020	1,865,153	*	1,416,264	*
Fidelity Freedom 2030	1,260,502	*	1,076,506	*
Spartan Extended Market Index	125,025		77,095
Spartan International Index	76,769		43,648
Fidelity Retirement Money Market	632,462		560,445
Fidelity Retirement Government Money Market	734,202		499,069
Spartan 500 Equity Index	184,634		102,317
Fidelity Freedom 2040	449,603		317,277
Fidelity Freedom 2005	109,775		456,546
Fidelity Freedom 2015	1,537,934	*	1,422,648	*
Fidelity Freedom 2025	1,485,270	*	1,194,675	*
Fidelity Freedom 2035	607,667		579,818
Fidelity Freedom 2045	261,086		187,692
Fidelity Freedom 2050	85,915		152,350
Fidelity Cash Reserves	1,017		1,029

Total Investments	$15,584,574		$13,028,685

* Denotes investments representing 5% or more of net assets available for benefits at December 31, 2010 and 2009.

ENZO BIOCHEM, INC.
SALARY REDUCTION PROFIT SHARING PLAN
Notes to Financial Statements

NOTE 6:	INVESTMENTS (continued)

During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,024,123 as follows:

Mutual funds	$1,185,852
Common stock	(161,729)

$1,024,123

NOTE 7:	RIGHT TO TERMINATE PLAN

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 8:	TAX STATUS

The Plan adopted the Corporate Plan for Retirement, a Fidelity Management and Research Company prototype plan. The Plan obtained its latest opinion letter in March 2008 in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the opinion letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

NOTE 9:	PARTY IN INTEREST TRANSACTIONS

During 2010, the Plan purchased 151,008 shares of common stock of the Plan sponsor, at market prices totaling $738,409 and sold 74,954 shares of common stock at market prices totaling approximately $366,213. At December 31, 2010 and 2009, the Plan held Enzo Biochem, Inc. common stock with a fair value of $1,952,326 and $1,580,131, respectively.

Fidelity Management Trust Company (“FMTC”) is the trustee of the Plan. Certain Plan investments are shares of mutual funds managed by affiliates of FMTC. Therefore, these transactions qualify as party-in-interest transactions.

Fees paid by the Plan to the third party Plan administrators amounted to $8,072 for the year ended December 31, 2010.

NOTE 10:	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 11:	SUBSEQUENT EVENTS

The Plan’s management evaluated subsequent events through June 24, 2011, the date on which the financial statements were issued and no additional disclosures were required.

ENZO BIOCHEM, INC.
SALARY REDUCTION PLAN
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
E.I.N. # 13-2866202
Plan # 001
December 31, 2010

(a)	Identity of Issue, Borrower, Lessor or Similar Party (b)	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c)	Cost** (d)	Current Value (e)

*	Enzo Biochem, Inc.	Common Stock		$1,952,326
	Pimco Total Return	Mutual Fund		328,043
	MSIFT Mid Cap Growth Portfolio	Mutual Fund		153,273
	NB Genesis	Mutual Fund		289,765
	Allianz NFJ Dividend Value	Mutual Fund		71,732
	Columbia Acorn International Select	Mutual Fund		240,078
	Allianz NFJ Small Cap Value	Mutual Fund		101,209
	Royce Value Plus	Mutual Fund		104,148
*	Fidelity Fund	Mutual Fund		115,116
*	Fidelity Contrafund	Mutual Fund		715,168
*	Fidelity Capital & Income	Mutual Fund		104,514
*	Fidelity Government Income	Mutual Fund		379,683
*	Fidelity Leveraged Company	Mutual Fund		51,458
*	Fidelity International Discovery	Mutual Fund		88,616
*	Fidelity Emerging Markets	Mutual Fund		82,218
*	Fidelity Growth Discovery	Mutual Fund		60,688
*	Fidelity Freedom Income	Mutual Fund		72,082
*	Fidelity Freedom 2000	Mutual Fund		42,289
*	Fidelity Freedom 2010	Mutual Fund		1,215,155
*	Fidelity Freedom 2020	Mutual Fund		1,865,153
*	Fidelity Freedom 2030	Mutual Fund		1,260,502
*	Spartan Extended Market Index	Mutual Fund		125,025
*	Spartan International Index	Mutual Fund		76,769
*	Fidelity Retirement Money Market	Mutual Fund		632,462
*	Fidelity Retirement Government Money Market	Mutual Fund		734,202
*	Spartan 500 Equity Index	Mutual Fund		184,634
*	Fidelity Freedom 2040	Mutual Fund		449,603
*	Fidelity Freedom 2005	Mutual Fund		109,775
*	Fidelity Freedom 2015	Mutual Fund		1,537,934
*	Fidelity Freedom 2025	Mutual Fund		1,485,270
*	Fidelity Freedom 2035	Mutual Fund		607,667
*	Fidelity Freedom 2045	Mutual Fund		261,086
*	Fidelity Freedom 2050	Mutual Fund		85,915
*	Fidelity Cash Reserves	Mutual Fund		1,017
*	Notes receivable - participants	5.00% -9.25%	$0	330,621
		Maturity through December 2015

* Party-in-interest
**Cost information omitted with respect to participant or beneficiary directed transactions.

See Independent Auditor’s Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, a trustee of the below named employee benefit plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Enzo Biochem, Inc. Salary Reduction Profit Sharing Plan

Date: June 24, 2011

/s/ Herbert Bass

By: Herbert Bass
Trustee